February 18, 2021
Via E-mail

Amos W. Barclay, Esq.
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, CO 80302

       Re:     CNL Healthcare Properties, Inc.
               Schedule TO-T filed February 10, 2021 by Comrit Investments 1, Limited
                      Partnership and Comrit Investments Ltd.
               File No. 005-90567

Dear Mr. Barclay:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T
Exhibit (a)(1), Offer to Purchase

1. Revise the disclosure here and in the Notice of Offer to Purchase to correct the statement that
   withdrawal rights will    expire    on March 30, 2021. As you correctly
describe on page 11,
   tendering shareholders also have the right to withdraw tendered Shares not accepted for payment by the 60th day after commencement of this Offer. See Exchange Act
   Section 14(d)(5).

2. Please disclose that you previously conducted a tender offer for shares of the Company and state the per share purchase price for that offer.
 Amos W. Barclay, Esq.
Holland & Hart LLP
February 18, 2021
Page 2

Section 3. Procedures for Tendering Shares

3. Please tell us whether the offer has    commenced    within the meaning of
Rule 14d-2(a). In
   this respect, it appears that you have provided shareholders with the means to tender by filing the Assignment Form as exhibit (a)(2), identifying the CTT Auctions website where shareholders can access another copy of the form, and directing shareholders how to deliver the form.

4. In your response letter, please tell us how and when you complied or will comply with the dissemination requirements set forth in Rule 14d-4. To the extent that the bidder relied upon
      Summary publication    as described in Rule 14d-4(a)(2) to disseminate
the tender offer to
   security holders, please advise us of the medium through which the notice was distributed.

                                              *   *    *

       We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.


                                                      Sincerely,

                                                      /s/ Joshua Shainess

                                                      Joshua Shainess
                                                      Special Counsel
                                                      Office of Mergers and
Acquisitions